Creating a Global Leader in Women’s Healthcare
Continuing a legacy of leading technology, innovation and rapid growth
May 21, 2007
Filed by Hologic, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Cytyc Corporation
Commission File No.: 000-27558

Disclaimer Regarding Forward-Looking
Statements
Information set forth in this presentation contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.
These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal

Disclaimer Regarding Forward-Looking
Statements (continued)
growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies, including third-party reimbursement;
realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms.
Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties.  The risks included above are not exhaustive.  The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance.  The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and
Stockholders
Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND
STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN
IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY
EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION.
Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at
www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com.
Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation
Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger.
The names of Hologic’s directors and executive officers and a description of their interests in
Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s
Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures
In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures "adjusted EPS"
and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP.  We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts.  When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.

Patrick Sullivan Chairman, President and CEO of Cytyc Jack Cumming Chairman and CEO of Hologic Glenn Muir Chief Financial Officer of Hologic 1

Patrick Sullivan Chairman, President and CEO, Cytyc 2

Expanded Product Portfolio
Comprehensive Sales Coverage
Ability to Leverage OB/GYN Channel
Significant Cross-Selling Synergies
Enhanced International Presence
Creating a Global Leader in Women’s Healthcare
Market Share Leader in Major Product
Lines
Proven Management Team
Significant Cash Flow Generation
Accretive to Adjusted EPS
1
Within the
First Full Year After Close
Strategic Rationale
Combined Strengths
3

Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and related tax effect.

MultiCare
Stereotactic
Biopsy
Discovery
Osteoporosis
Screening
Selenia
Breast Cancer
Screening
MammoSite
Radiation
Therapy
ThinPrep Pap Test & Imaging System
Cervical Cancer Screening
NovaSure
Endometrial
Ablation
Adiana
Contraception
FullTerm - Adeza
Preterm Labor
Best-in-Class Solutions
in
Women’s Healthcare
Suros
Biopsy Systems
Comprehensive Women’s Healthcare Platform

Jack Cumming Chairman and CEO, Hologic 5

Powerful Strategic Logic
Largest sales and service organization focused on women’s healthcare in U.S.
Leverage commercial strengths across multiple physician specialties
Comprehensive Channel
Coverage
Significant combined expertise in developing and marketing products
Proven record of successfully executing strategic transactions
Proven Track Record
Driving revenue growth by capitalizing on increased scope and scale
Over 200 associates and 150 distribution partners supporting over 125 countries around the world
Enhanced International
Presence
Integrated solutions to meet medical needs throughout a woman’s life
Setting the standard of care in all product categories
Broad Product Portfolio
Leading women’s healthcare company with projected $1.7B+ sales in FY2008
Over 90% of total revenue from products with #1 market share in the U.S.
Creates Industry Leader

Powerful Financial Logic
$75M+ projected cross-selling opportunities to drive top-line growth
Projected cost savings of approximately $25M to $30M within two years
Significant Synergies
Balanced product revenue mix
Attractive mix of capital equipment and high margin recurring revenue
Enhanced Diversification
Approximately $450M of LQA EBITDA
Ability to reduce leverage quickly and generate incremental EPS growth
Strong Cash Flow
Multiple markets for long-term revenue and EPS growth
Dramatically enhanced margins and sustainable growth platforms
Solid Financial Profile
Estimated more than $0.10 accretive to adjusted EPS
1
within the first full
year after close and significantly accretive thereafter
Accretive Within the First
Full Year After Close
7
1
Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and related tax effect.

Solutions for Major Women’s Healthcare Issues
Helica
Unpenetrated
1 in 3
Gestiva
International
ThinPrep
Imaging System
International
Tomosynthesis
Suros Celero
Additional
Opportunities
Adiana
FullTerm Fetal
Fibronectin
Discovery
Sahara
NovaSure ThinPrep
Pap Test
Selenia
MultiCare
Suros ATEC
MammoSite
Combined
Offering
High Medium Low High Medium High
Market Growth
$100M $1B+ $400M $110M $2.5B+ $550M $1B
U.S. Market Size
1 in 4 1 in 2
Pregnancies
1 in 2 1 in 5 1 in 138 1 in 8
U.S. Women
Affected
Endometriosis
Permanent
Contraception
Preterm
Labor
Osteoporosis Menorrhagia
Cervical
Cancer
Breast
Cancer
International
NM NM #1 #1 #1 #1 #1
U.S. Market
Position
International
International
International
International
Source: Market research and company estimates.

Leveraging the OB/GYN Channel

Channel Access to Gatekeeper

- 230 OB/Gyn sales reps

Best Technology

- Selenia, ThinPrep, Adeza, Discovery

Minimally Invasive Most Specific

- Suros, MultiCare, Selenia, Discovery

OB/Gyn
Screening Test
Diagnostic Test
Treatment Specialist
Therapeutic
Improved Outcomes

Our Mission

Targeted Minimally Invasive

- NovaSure, MammoSite, Gestiva, Adiana

Channel Access to Treatment Decisionmaker

- 288 Breast surgeon, oncologist, OB/Gyn sales reps

9

HOLOGIC®

Over 425 U.S. Sales Representatives
58
Breast Surgery &
Radiation Oncology
77
Radiology & Imaging Center
110 Gynecology Surgery
143
OB/Gyn & Primary Care Physicians
45
Clinical Lab
Multiple call points to women’s healthcare
providers
Access to
– 30,000 OB/Gyn’s
– 40,000 Radiologists
– 10,000 Hospitals & Imaging centers
– 4,000 Radiation Oncologists
– 4,000 Gyn Surgeons
– 2,500 Breast Surgeons
Best-in-class brand recognition
In-Depth Channel Coverage

Enhanced International Presence
Commercial presence in over 125 countries around the world
UK
Spain
France
Italy
Germany
Switzerland
MA
Australia
Hong Kong
Costa Rica
China
Mexico
Brazil
South Africa
Japan
Canada
Belgium
Legend
Company presence
Key distributors
CA
IN
DE
CT

Drive market growth through a combination of advanced
technology and comprehensive sales channel coverage
#1 market position in major areas of women’s healthcare
Continue 20%+ revenue and earnings growth
Develop additional best-in-class products that provide
earlier and better detection, improved diagnosis and less
invasive treatment
Long-Term Strategic Goals

Glenn Muir Chief Financial Officer, Hologic 13

Permanent financing anticipated to be combination of pre-payable term loan and equity-linked securities
Financing:
Hologic, Inc. (NASDAQ: HOLX), continue Cytyc name Name of NewCo:
Third Quarter of CY2007 Timing to Close:
Shareholders of both companies, customary closing conditions and anti-trust clearance, including HSR and various country filings
Customary Approvals:
Chief Executive Officer: Jack Cumming Management:
Chairman of the Board: Patrick Sullivan
Hologic: 6 Directors
Cytyc:    5 Directors
Board Composition:
Hologic: 45%
Cytyc: 55%
Pro Forma Ownership:
0.520 Hologic shares and $16.50 for each Cytyc share valued at
$46.46 per share or 33% premium, for approximate total
consideration of $2.2B in cash and $4.0B in stock
Purchase Consideration:
Transaction Overview

Multiple platforms to enhance top and bottom line growth
Increased scale through diversification of revenue and
strong margin profile
Enhanced cash flow; LQA EBITDA of ~$436M
Revenue and cost synergy opportunities
Estimated more than $0.10 accretive to adjusted EPS
1
within
the first full year after close, significantly more accretive thereafter
Rapid debt repayment, incremental earnings growth
Financial Rationale
1
Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and related tax effect.

Other
1%
MammoSite
5%
Adeza
8%
NovaSure
30%
Pap
56%
Other
12%
Breast Biopsy
9%
Osteoporosis
11%
Digital
Mammography
68%
Diversified and Balanced Revenue Mix
Gynecology
Interventional
16%
Gynecology
Diagnostics
33%
Breast Health
40%
Osteoporosis &
Other
11%
Hologic
Combined Company
LQA Revenue = $724M
Cytyc
LQA Revenue = $720M
LQA Revenue = $1.44B
~ 40% Capital Equipment
~ 60% Consumables

Combined Financial Strength
46% Gross Margin
$161M EBITDA
$724M Revenue
LQA
Hologic
75% Gross Margin
$275M EBITDA
$720M Revenue
LQA
Cytyc
60% Gross Margin
$436M EBITDA
$1.44B Revenue
LQA
Combined Company

$25-$30M projected cost savings within two years
Align assets to maximize efficiencies
Leverage combined purchasing power
Consolidate administrative activities
Greater than $75M revenue projected opportunities within three years
Cross-selling
Enhanced geographic reach
Penetration of new and existing markets
$10M in Cost Synergies Anticipated in Year One
Significant Synergy Opportunity

FY2008 Guidance and Long Term Outlook
2008 Guidance
Revenue: In excess of $1.70B
Adjusted EPS
1
: $2.35-2.40 / share
Gross margin: 65%
Long-Term Outlook
Revenue Growth: 20%
Adjusted EPS
1
Growth: 20%+
19
1
Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and related tax effect.

Creating a  Global Leader in Women’s Healthcare
Comprehensive Women’s Healthcare Product Portfolio
– Complementary best-in-class technologies
Expanded Commercial Capabilities
– Expansive U.S. sales channel coverage
– Enhanced presence in key international markets
– Platform for entry into new markets
Opportunity to offer Integrated Solutions
– Screening
– Diagnostics
– Therapeutics

VISION
Defined.
Raising imaging standards for women's healthcare
SOLUTION
Defined.
Delivering a total diagnostic picture to find answers faster
CARE
Defined.
Achieving the best possible women's healthcare

HOLOGIC®

Creating a Global Leader in Women’s Healthcare 21